UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

June 29, 2016

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 14th Ordinary General Meeting of Shareholders of the Company held on June 24, 2016, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on Which the General Meeting of Shareholders Was Held

June 24, 2016

(2)	Details of Matters to be Resolved

<Company’s Proposals (Proposals 1 and 2)>

Proposal 1:	Partial amendment to the Articles of Incorporation

Proposal 2:	Appointment of thirteen (13) Directors

It was proposed that Messrs. Yasuhiro Sato, Shusaku Tsuhara, Ryusuke Aya, Koji Fujiwara, Koichi Iida, Hideyuki Takahashi, Nobukatsu Funaki, Mitsuo Ohashi, Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, thirteen (13) in total, be appointed to assume the office of Director.

<Shareholders’ Proposals (Proposals 3 through 10)>

Proposal 3:	Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)

Proposal 4:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

Proposal 5:	Appointment as Director

Proposal 6:	Partial amendment to the Articles of Incorporation (Improvement in respect of the manner of speaking to customers as well as the handling of customers on the telephone)

Proposal 7:	Partial amendment to the Articles of Incorporation (Not informing customers of their inferiority of customer grade)

Proposal 8:	Partial amendment to the Articles of Incorporation (Abolishment of minimum fee for Green Sheet)

Proposal 9:	Amendment to the Articles of Incorporation (Abolishment of Mizuho Securities’ Customer Grading System (excluding IPOs))

Proposal 10:	Partial amendment to the Articles of Incorporation (Submission to Bank of Japan of written request for withdrawal of negative interest rate policy)

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	168,324,558	648,484	46,209	97	Adopted
Proposal 2					Adopted
Yasuhiro Sato	166,545,139	2,547,266	49,531	96	Adopted
Shusaku Tsuhara	166,446,925	2,454,569	240,442	96	Adopted
Ryusuke Aya	166,446,980	2,454,548	240,407	96	Adopted
Koji Fujiwara	166,446,636	2,454,898	240,402	96	Adopted
Koichi Iida	167,039,398	1,862,136	240,402	96	Adopted
Hideyuki Takahashi	159,628,408	9,273,110	240,402	92	Adopted
Nobukatsu Funaki	162,593,647	6,307,871	240,406	94	Adopted
Mitsuo Ohashi	156,163,295	12,929,111	49,531	90	Adopted
Tetsuo Seki	166,797,156	2,295,254	49,531	96	Adopted
Takashi Kawamura	166,803,091	2,289,319	49,531	96	Adopted
Tatsuo Kainaka	166,905,711	2,186,699	49,531	96	Adopted
Hirotake Abe	166,964,544	2,125,714	51,683	96	Adopted
Hiroko Ota	166,983,354	2,106,903	51,683	96	Adopted
Proposal 3	82,798,098	84,193,029	2,173,365	48	Rejected
Proposal 4	46,764,924	122,264,128	137,385	27	Rejected
Proposal 5	10,427,910	158,515,695	221,300	6	Rejected
Proposal 6	10,215,889	158,859,109	89,926	5	Rejected
Proposal 7	10,089,697	158,990,768	85,541	5	Rejected
Proposal 8	10,323,042	158,752,005	89,936	5	Rejected
Proposal 9	10,298,538	158,777,104	89,949	5	Rejected
Proposal 10	10,450,016	158,624,003	91,860	6	Rejected

(Note) Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 and 5.

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1, proposal 3, proposal 4 and proposals 6 through 10.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the adoption or rejection of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval the Company was able to confirm, the number of voting rights for approval, disapproval and abstentions does not include those of some of the shareholders present at the general meeting.

-End-

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